Mail Stop 4561

December 19, 2007

Thomas K. Derbyshire
Treasurer and Principal Financial Officer
Citizens Financial Corporation
213 Third Street
Elkins, West Virginia 26241

      RE: **Citizens Financial Corporation**
              Form 10-K for Fiscal Year Ended December 31, 2006
              Filed March 29, 2007
              File No. 002-96144

Dear Mr. Derbyshire,

      We have completed our review of your Form 10-K and have no further comments at this time.

              Sincerely,

              Michael C. Volley
              Senior Accountant